# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pinnacle Acquisition Corp, CIK 0002123955
CUSIP: G7115W109
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 375 South County Road, Suite 220, Palm Beach, Florida (FL), 33480
Date of event which requires filing of this statement: 08/10/2026
Filed by CIK 0001429442
Persons authorized to receive notices and communications: Steven K. Hudson, 375 South County Road, Suite 220, Palm Beach, Florida (FL), 33480, (561) 309-3447

## Reporting persons
- AVR Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 1,000,000; shared voting power 5,975,000; sole dispositive power 1,000,000; shared dispositive power 5,975,000; aggregate amount beneficially owned 6,975,000 (26.85% of the class)
  Comment: (1) Includes 225,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares"), and 5,750,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities --Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-297618). The 225,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and a right to automatically receive one-eighth (1/8) of one Class A Ordinary Share upon consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between PAC Sponsor, LLC (the "Sponsor") and the Issuer. Steven K. Hudson, Chairman and Chief Executive Officer of the Issuer, and AVR Capital Holdings, LLC, an affiliate of Andrew Rechtschaffen, a director of the Issuer, are the co-managing members of the Sponsor and control the management of the Sponsor, including the exercise of voting and investment discretion over the securities held by the Sponsor. Andrew Rechtschaffen, a director of the Issuer, has voting and investment discretion over the securities held by AVR Capital Holdings, LLC. AVR Capital Holdings, LLC disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly.
  
  (2) Represents Class A Ordinary Shares that are included in the units (each unit consisting of one Class A Ordinary Share and a right to automatically receive one-eighth (1/8) of one Class A Ordinary Share upon consummation of the Issuer's initial business combination) (the "Public Units") purchased at the Issuer's initial public offering (the "IPO").
- Andrew Rechtschaffen (CIK 0001429442): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,000,000; shared voting power 5,975,000; sole dispositive power 1,000,000; shared dispositive power 5,975,000; aggregate amount beneficially owned 6,975,000 (26.85% of the class)
  Comment: (1) Includes 225,000 Class A Ordinary Shares, and 5,750,000 Class B Ordinary Shares. The 225,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and a right to automatically receive one-eighth (1/8) of one Class A Ordinary Share upon consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between PAC Sponsor, LLC (the "Sponsor") and the Issuer. Steven K. Hudson, Chairman and Chief Executive Officer of the Issuer, and AVR Capital Holdings, LLC, an affiliate of Andrew Rechtschaffen, a director of the Issuer, are the co-managing members of the Sponsor and control the management of the Sponsor, including the exercise of voting and investment discretion over the securities held by the Sponsor. Andrew Rechtschaffen, a director of the Issuer, has voting and investment discretion over the securities held by AVR Capital Holdings, LLC. AVR Capital Holdings, LLC disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly.
  
  (2) Represents Class A Ordinary Shares that are included in the Public Units.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Pinnacle Acquisition Corp
Address of issuer's principal executive offices: 375 South County Road, Suite 220, Palm Beach, Florida (FL), 33480

## Item 2. Identity and Background
Name of person filing: This statement is filed by (i) AVR Capital Holdings, LLC and (ii) Andrew Rechtschaffen.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 10 E. 53rd Street, 11th Floor, New York, NY 10022.
Present principal occupation or employment: The principal business of AVR Capital Holdings, LLC is an investment holding company. Andrew Rechtschaffen is a director of the Issuer.
Criminal convictions in the last five years: Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: AVR Capital Holdings, LLC is a Delaware limited liability company. Andrew Rechtschaffen is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Person was $12,275,000. The source of $2,275,000 was the working capital of the Sponsor and the source of $10,000,000 was the working capital of AVR Capital Holdings, LLC.

## Item 4. Purpose of Transaction
Purpose of transaction:
In connection with the organization of the Issuer, on April 7, 2026, the Sponsor paid $25,000 to purchase 7,187,500 Class B Ordinary Shares (the "Founder Shares"), pursuant to a Securities Subscription Agreement, dated as of April 7, 2026, by and between the Sponsor and the Issuer (the "Founder Share Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. On July 21, 2026, the Sponsor surrendered 1,437,500 Founder Shares for no consideration and holds 5,750,000 Founder Shares. On August 10, 2026, simultaneously with the consummation of the IPO, the Sponsor purchased 225,000 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated as of August 6, 2026, by and between the Issuer and the Sponsor (the "Private Placement Units Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Ordinary Share and a right to automatically receive one-eighth (1/8) of one Class A Ordinary Share upon consummation of the Issuer's initial business combination, subject to adjustment, commencing immediately following the consummation of the Issuer's initial business combination (as described more fully in the Issuer's Final Prospectus dated August 6, 2026). AVR Capital Holdings, LLC, an affiliate of Andrew Rechtschaffen, a director of the Issuer, is the co-managing member of the Sponsor and shares the control and management of the Sponsor, including the exercise of voting and investment discretion over the securities held by the Sponsor. Andrew Rechtschaffen, a director of the Issuer, has voting and investment discretion over the securities held by AVR Capital Holdings, LLC. AVR Capital Holdings, LLC disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

On August 10, 2026, AVR Capital Holdings, LLC purchased 1,000,000 Public Units in the IPO.

The Ordinary Shares beneficially owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 25,975,000 Ordinary Shares, including 20,225,000 Class A Ordinary Shares and 5,750,000 Class B Ordinary Shares, outstanding as of August 10, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on August 10, 2026) are as follows:

AVR Capital Holdings, LLC
Amount beneficially owned: 6,975,000
Percentage: 26.85%.

Andrew Rechtschaffen
Amount beneficially owned: 6,975,000
Percentage: 26.85%.
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 25,975,000 Ordinary Shares, including 20,225,000 Class A Ordinary Shares and 5,750,000 Class B Ordinary Shares outstanding, as of August 10, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on August 10, 2026) are as follows:

Number of shares to which AVR Capital Holdings, LLC has:
i. Sole power to vote or to direct the vote: 1,000,000
ii. Shared power to vote or to direct the vote: 5,975,000
iii. Sole power to dispose or to direct the disposition of: 1,000,000
iv. Shared power to dispose or to direct the disposition of: 5,975,000

Number of shares to which Andrew Rechtschaffen has:
i. Sole power to vote or to direct the vote: 1,000,000
ii. Shared power to vote or to direct the vote: 5,975,000
iii. Sole power to dispose or to direct the disposition of: 1,000,000
iv. Shared power to dispose or to direct the disposition of: 5,975,000

AVR Capital Holdings, LLC is a co-managing member of the Sponsor and shares the control and management of the Sponsor, including the exercise of voting and investment discretion over the securities held by the Sponsor. Andrew Rechtschaffen, a director of the Issuer, has voting and investment discretion over the securities held by AVR Capital Holdings, LLC.

Both of the Reporting Persons disclaim any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: Neither of the Reporting Person has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Founder Share Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on April 7, 2026, 7,187,500 Class B Ordinary Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Founder Share Purchase Agreement. On July 21, 2026, the Sponsor surrendered 1,437,500 Founder Shares for no consideration and now holds 5,750,000 Founder Shares. The description of the Founder Share Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.7 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on July 22, 2026 (and is incorporated by reference herein as Exhibit 10.1).

Private Placement Units Purchase Agreement between the Issuer and Sponsor

On August 10, 2026, simultaneously with the consummation of the IPO, the Sponsor purchased 225,000 Placement Units pursuant to the Private Placement Units Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Private Placement Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until immediately after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below). The description of the Private Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 10, 2026 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On August 6, 2026, in connection with the IPO, the Issuer, the Sponsor and the officers and directors of the Company entered into a letter agreement (the "Insider Letter"). Pursuant to the Insider Letter, the Sponsor and each signatory agreed (A) to vote their Founder Shares, any Ordinary Shares underlying the Placement Units and any public shares in favor of any proposed business combination, except that it or he shall not vote any Class A Ordinary Shares that it or he purchased after the Issuer publicly announces its intention to engage in such proposed business combination for or against such proposed business combination, (B) not to propose an amendment to the Issuer's Amended and Restated Memorandum and Articles of Association (i) that would modify the substance or timing of the Issuer's obligation to redeem 100% of the public shares if the Issuer does not consummate a business combination within 21 months after the closing of the IPO, or (ii) with respect to any other provision relating to the rights of holders of Class A Ordinary Shares or pre-initial business combination activity, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer's trust account set up in connection with the IPO (the "Trust Account") including interest earned on the funds held in the Trust Account and net of taxes payable, divided by the number of then outstanding public shares, (C) not to redeem any Ordinary Shares in connection with a shareholder vote to approve the Issuer's proposed initial business combination or a vote to amend the provisions of the Issuer's Amended and Restated Memorandum and Articles of Association relating to shareholders' rights or pre-business combination activity, and (D) that the Founder Shares and any Ordinary Shares underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that, in the event of the liquidation of the Trust Account of the Issuer, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person (other than the Company's independent public accountants) who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of taxes payable, if any; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account. The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on August 10, 2026 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On August 6, 2026, in connection with the IPO, the Issuer and the Sponsor, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on August 10, 2026 (and is incorporated by reference herein as Exhibit 10.4).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Securities Subscription Agreement, dated as of April 7, 2026, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on July 22, 2026).

Exhibit 10.2 - Private Placement Units Purchase Agreement, dated as of August 6, 2026, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 10, 2026).

Exhibit - 10.3 Letter Agreement, dated as of August 6, 2026, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 10, 2026).

Exhibit - 10.4 Registration Rights Agreement, dated as of August 6, 2026, by and among the Issuer, the Sponsor and other security holders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 10, 2026).

Exhibit - 99.1 Joint Filing Agreement, August 17, 2026, by and between the Reporting Persons.

## Signatures
- AVR Capital Holdings, LLC: /s/ Andrew Rechtschaffen, Andrew Rechtschaffen, Authorized Representative (08/17/2026)
- Andrew Rechtschaffen: /s/ Andrew Rechtschaffen, Andrew Rechtschaffen (08/17/2026)